UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41333

LOCAFY LIMITED

(Registrant’s name)

246A Churchill Avenue, Subiaco Western Australia 6008, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

As previously reported, on July 1, 2025, the Staff (the “Staff”) of the Nasdaq Stock Market LLC notified Locafy Limited (the “Company”) that it no longer met the periodic filing requirement pursuant to Nasdaq Listing Rule 5250(c)(2) (the “Rule”).

On September 2, 2025, the Company received a letter from the Staff indicating that based on the August 29, 2025, filing of the Company’s Form 6-K containing, among other things, an interim balance sheet and income statement as of the end of the Company’s second quarter, the Staff has determined that the Company complies with the Rule and that the matter is now closed.

Incorporation by Reference

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on May 19, 2023 (File No. 333-272066), to be a part thereof from the date on which this Report on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LOCAFY LIMITED

Date: September 5, 2025	By:	/s/ Gavin Burnett
	Name:	Gavin Burnett
	Title:	Chief Executive Officer